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Filed by JDS Uniphase Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended. Commission File No.: 0-22874
Subject Company:  JDS Uniphase Corporation and SDL, Inc.


[Slide 1] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Creating a better partner for our customers."

[Slide 2] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "You are urged to read the proxy statement/prospectus in connection with the transaction to be filed with the SEC when it is available because the proxy statement/prospectus will contain important information. You can get copies of the proxy statement/prospectus, and any other relevant documents, for free at the SEC's web site and copies of our reports, proxy statements and other information regarding us filed with the SEC are available free from us. Requests for documents relating to us should be directed to JDS Uniphase Corporation, 163 Baypointe Parkway, San Jose, California, 95134 Attention: Investor Relations (408) 434-1800. Requests for documents relating to SDL, Inc. should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134 Attention: Investor Relations (408) 943-4343."

[Slide 3] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a bullet point summary, titled "Benefits of Working Together," with the following text: "Advanced designs"; "Broader product lines"; "Faster product introductions"; "Module level integration"; "Greater capacity for growing markets"; and "A better partner for our customers."

[Slide 4] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a bar graph, titled "Geometric Bandwidth Growth," depicting the increasing bandwidth as a function of increased number of users.

[Slide 5] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a bullet point summary, titled "Optical Communication Trends," with the following text: "Higher channel WDMs"; "Increased power"; "Higher speed modulation"; "All optical networking"; and "Module level integration."

[Slide 6] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a chart, titled "Bandwidth Trends," depicting the number of wavelengths as a function of channels and the resulting speed of modulation.

[Slide 7] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a bullet point summary, titled "Broadening Product Lines through Advanced Technologies," with the following text: "High-power lasers"; "50 GHz spacing"; "Waveguides"; "Polarization controllers"; "High-power amplifiers"; "Raman amplifiers";
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"Network monitors"; "High-speed electronics"; "Tunable lasers"; "40 Gbits/s modulation"; "Transceiver modules"; "Interleavers"; "L-band components"; "Avalanche Photodiodes"; "MEMS"; "SOAs."

[Slide 8] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Products for Optical Networks."

[Slide 9] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Products for Optical Networks"; "Transmission"; "DWDM"; "Amplification"; and "Switching."

[Slide 10] This slide, titled "Transmission Modules," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and images of the following: a laser, a modulator, a wavelocker and TX transmitters.

[Slide 11] This slide, titled "Amplification Modules," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and an image of an amplifier with the following text: "Signal Input" and "Signal Output."

[Slide 12] This slide, titled "Amplification Modules," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and images of different types of architectures for amplification with the following text: "160 Channels"; "40 Channels"; "16 Channels"; and "Raman Pump."

[Slide 13] This slide, titled "Switching Modules," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a depiction of an active switching module.

[Slide 14] This slide, titled "Switching Modules," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a depiction of an active switching module using JDS Uniphase Corporation's MEMS technology.

[Slide 15] This slide, titled "Switching Modules," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and a depiction of an active switching module using amplets to reduce lossless switches.

[Slide 16] This slide, titled "Integrated Module Platform," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and an image of an integrated module platform with the following text surrounding the image: "Monitor photodiodes"; "Tunable lasers"; "Wavelockers"; "Semiconductor optical amplifier"; "VOAs/Modulators"; "Silica waveguide layers"; and "Silicon."

[Slide 17] This slide, titled "Greater Manufacturing Capacity," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and depicts the bottleneck of SDL, Inc.'s manufacturing capacity.
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[Slide 18] This slide, titled "Greater Manufacturing Capacity," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and depicts the bottleneck of SDL, Inc.'s and JDS Uniphase Corporation's manufacturing capacities.

[Slide 19] This slide, titled "Greater Manufacturing Capacity," contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text:
"980 nm pump modules"; "Amplifiers"; and "Modulators."

[Slide 20] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Value for the Customer." The center of the slide contains the following text: "Actives"; "Pump Modules"; "Raman Pumps"; "Electronics"; "Advanced Customer Solutions"; "Passives"; "Amplifiers"; "EDFAs"; "Active Transmission Components"; "MEMS"; "Silica/Silcon Wavelengths"; and "A better partner for our customers."

[Slide 21] This slide contains the following text: "The Transaction" followed by six bullet points with the following text: "3.8:1 Exchange ratio"; "Tax-free exchange"; "Purchase accounting"; "No collars"; "Subject to both companies' stockholder and customary regulatory approval"; and "Anticipate close in December quarter."

[Slide 22] This slide contains the following text: "Pro forma combined results" followed by the following text on the left side of the slide: "Sales" and "Net Income". On the right side of the slide is the following text: "Annualized"; "$2.20 billion"; and "$0.47 billion." At the bottom of the slide is the following text: "Based on quarters ended March 31 after eliminations."

[Slide 23] This slide contains the following text: "Financial impact" followed by four bullet points with the following text: (i) "Pro forma consenus estimates for June quarter"; "--$2.7 billion annual sales rate"; and "--23% sequential growth"; (ii) "E-TEK, JDSU and SDL June quarter sales and income above estimates"; (iii) "Additional revenue opportunities, including", "--EDFA and Raman growth"; "Faster packaging startups"; and "Additional modulator capacity"; and (iv) "Accretive."

[Slide 24] This slide contains the logos of each of JDS Uniphase Corporation and SDL, Inc. and the following text: "Corporate structure" followed by three bullet points with the following text: (i) "SDL will be wholly owned subsidiary of JDS Uniphase"; (ii) "SDL CEO Don Scifres"; "--JDS Uniphase Co-Chairman"; "--SDL CEO reporting to Jozef Straus"; and "--Drive active and module strategy"; and (iii) "Jay Abbe to join JDS Uniphase Board."